VF 12-3-02

02053172

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
NOV 27 2002
WASH, D.C. 155 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-35184 |

FV 12/6/02

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Ave.
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey M. Tepper (212) 755-8200
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue New York, New York 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 10 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Jeffrey M. Tepper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of September 30, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL HARVEY
Notary Public, State of New York
No. 41-4784816
Qualified in Queens County
Commission Expires 11/30/05

Carol Harvey
Notary Public

[Signature]
Signature

Senior Vice President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

September 30, 2002

**ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP**
*Certified Public Accountants & Profitability Consultants*

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scott-Macon Securities, Inc.:

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (the "Company") (a wholly-owned subsidiary of Scott-Macon, Ltd.) as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

This statement of financial condition is intended solely for the information and use of the board of directors, stockholders, and management of Scott-Macon Securities, Inc. and Scott-Macon, Ltd. and for filing with the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
November 8, 2002

SCOTT-MACON SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

September 30, 2002

| | |
|---|---|
| **Assets** | |
| Cash | $ 41,825 |
| Investments (Note 2) | 29,300 |
| Other assets | 1,682 |
| Total assets | $ 72,807 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 2,951 |
| Total liabilities | 2,951 |
| Stockholder's equity: | |
| Capital stock, $0.01 par value; 1,000 shares authorized; 100 Shares issued and outstanding | 1 |
| Additional paid-in capital | 14,999 |
| Retained earnings | 54,856 |
| Total stockholder's equity | 69,856 |
| Total liabilities and stockholder's equity | $ 72,807 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly-owned subsidiary of Scott-Macon, Ltd. (the "Parent"). The Company became a registered broker-dealer during January 1986. The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations.

Investments

The Company's investments consist of equity securities. Securities which are publicly traded, if any, are classified under the provisions of Statement of Financial Accounting Standards No. 115 as "trading securities," or "securities available for sale", and carried at their market value (see Note 2).

Income Taxes

The Company files a consolidated tax return with its Parent, under a tax sharing agreement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

## 2. Investments

Investments consist of non-publicly traded equity securities stated at cost as follows.

| | Cost |
|---|---|
| Common stock: | |
| National Association of Securities Dealers, Inc. – 2,300 shares | $ 29,300 |

The Company estimates that the market value of its investments equals or exceeds its carrying value.

## 3. Transactions With Parent Company

The Company reimbursed its Parent for shared administrative expenses, including rent, utilities, etc.

## 4. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. Since the aggregate indebtedness is $2,951 as of September 30,

2002, the minimum net capital is $5,000. The net capital, as computed under rule 15c3-1, is $38,874 as of September 30, 2002. The Company's ratio of aggregate indebtedness to net capital was .076 to 1 as of September 30, 2002.

# SCOTT-MACON SECURITIES, INC.

## FINANCIAL STATEMENT

### September 30, 2002

### AND
### INDEPENDENT AUDITORS' REPORT